02046685

10/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED OCT 21 2002 SEC MAIL PROCESSING WASH. D.C. SECTION 180

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of OCTOBER, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____________.]

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 18 OCTOBER 2002 By Luke Thomas
(Signature) *

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

# NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No 979579

All relevant boxes should be completed in block capital letters

| | | | |
|---|---|---|---|
| 1 Name of company<br><br>SPIRENT plc | | 2 Name of shareholder having a major interest<br><br>Lexa B.V. | |
| 3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18<br><br>SHAREHOLDER IN 2 ABOVE | | 4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them<br><br>- | |
| 5 Number of shares/ amount of stock acquired<br><br>6,000,000 | 6 Percentage of Issued Class<br><br>0.639% | 7 Number of shares/amount of stock disposed<br><br>- | 8 Percentage of Issued Class<br><br>- |

| | | |
|---|---|---|
| 9 Class of security<br><br>ORDINARY SHARES OF 3 1/3p EACH | 10 Date of transaction<br><br>16 and 17 October 2002 | 11 Date company informed<br><br>18 October 2002 |
| 12 Total holding following this notification<br><br>118,398,257 | 13 Total percentage holding of issued class following this notification<br><br>12.604% | |

| | |
|---|---|
| 14 Any additional information<br><br>NOTIFICATION IN ACCORDANCE WITH S198-202 COMPANIES ACT 1985 | 15 Name of contact and telephone number for queries<br><br>Luke THOMAS – 01293 767658 |
| 16 Name and signature of authorised company official responsible for making this notification<br><br>Date of notification 18 October 2002 | [signature] |

*London* **Stock Exchange**

# NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No 443455

All relevant boxes should be completed in typed block capital letters.

| | |
|---|---|
| 1 Name of company<br><br>SPIRENT plc | 2 Name of director<br><br>Mr Göran Ennerfelt |
| 3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest<br><br>Beneficial interest via Lexa B.V. – see box 23 | 4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)<br><br>Lexa B.V. |
| 5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify The connected person(s)<br><br>Lexa B.V. | 6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.<br><br>Acquisition of shares |

| | | | |
|---|---|---|---|
| 7 Number of shares/amount of stock acquired<br><br>6,000,000 | 8 Percentage of issued Class<br><br>0.639% | 9 Number of shares/amount of stock disposed<br><br>- | 10 Percentage of Issued Class<br><br>- |
| 11 Class of security<br><br>Ordinary shares of 3 1/3p each | 12 Price per share<br><br>(1) 2,000,000 at 11.15 pence<br>(2) 4,000,000 at 11.2766 pence | 13 Date of transaction<br><br>See box 12:<br>(1) 16 October 2002<br>(2) 17 October 2002 | 14 Date company informed<br><br>18 October 2002 |
| 15 Total holding following this notification<br>118,398,257 | | 16 Total percentage holding of issued class following this notification<br>12.604% | |

**If a director has been granted options by the company please complete the following boxes.**

| | |
|---|---|
| 17 Date of grant<br>- | 18 Period during which or date on which exercisable<br>- |
| 19 Total amount paid (if any) for grant of the option<br>- | 20 Description of shares or debentures involved: class, Number<br>- |
| 21 Exercise price (if fixed at time of grant) or indication that Price is to be fixed at time of exercise<br>- | 22 Total number of shares or debentures over which options Held following this notification<br>- |

| | |
|---|---|
| 23 Any additional information<br>In addition to being a director of Spirent plc, Mr Ennerfelt is also President and Chief Executive of Axel Johnson A.B.. Mr Ennerfelt has the above connected beneficial interest through the shareholding of Lexa B.V., which is an Axel Johnson group company.<br><br>The above acquisition of shares is not therefore a direct dealing by Mr Ennerfelt. | 24 Name of contact and telephone number for queries<br>Luke Thomas – 01293 767658 |
| 25 Name and signature of authorised company official Responsible for making this notification<br><br>Date of notification: 18 October 2002 | Luke Thomas<br>Luke Thomas – Deputy Company Secretary |

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150